
August 15, 2023

Matthew Brown
Chief Financial Officer
Altair Engineering Inc.
1820 East Big Beaver Road
Troy, MI 48083

     Re: Altair Engineering Inc.
        Form 10-Q for the Fiscal Quarter Ended March 31, 2023
        Filed May 4, 2023
        File No. 001-38263

Dear Matthew Brown:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Technology

cc: Kate Basmagian, Esq.